

August 19, 2016

Mail Stop 4561

Robert B. Ladd
Chief Executive Officer
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 320
Harrison, NY 10528

> **Re: MGT Capital Investments, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 11, 2016**
> **File No. 001-32698**

Dear Mr. Ladd:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Jan Woo

　　　　　　　　　　　　　　　　　　Jan Woo
　　　　　　　　　　　　　　　　　　Branch Chief- Legal
　　　　　　　　　　　　　　　　　　Office of Information
　　　　　　　　　　　　　　　　　　Technologies and Services

cc: <u>Via E-mail</u>
　　　　Jay Kaplowitz, Esq.
　　　　Sichenzia Ross Friedman Ference LLP